Mail Stop 3561

April 2, 2009

Willis J. Johnson
Chief Executive Officer
Copart, Inc.
4664 Business Center Drive
Fairfield, California 94534

      Re: Copart, Inc.
             Form 10-K for Fiscal Year Ended July 31, 2008
             Filed September 29, 2008
             File No. 0000-23255

Dear Mr. Johnson:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                              Sincerely,

                              H. Christopher Owings
                              Assistant Director